Marriott International, Inc. Corporate Headquarters	10400 Fernwood Road Bethesda, Maryland 20817

Ward R. Cooper
Vice President and
Assistant General Counsel
Phone: 301/380-7824
Fax: 301/380-6727
email: wrcooper@marriott.com

December 10, 2009

Via EDGAR

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Marriott International, Inc.
Form 10-K for the fiscal year ended January 2, 2009
File No. 001-13881

Dear Ms. Blye,

Marriott International, Inc. (collectively with its subsidiaries, “we,” “our,” or “Marriott”) is sending this letter in response to your letter dated November 10, 2009. We have reproduced each of your comments below, with our response following each comment. Given travel and Thanksgiving holiday schedules, we appreciate your informing the undersigned on November 18 that we could take an additional ten business days to respond.

Comment 1:

We note from the “Global Section” of your website that you have a sales representative, Nazha Group, located in Damascus, Syria. Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by that government.

Response 1:

Marriott’s policies require compliance with all applicable federal laws, including the laws administered and enforced by the Treasury Department’s Office of Foreign Assets Control

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

December 10, 2009

(“OFAC”). We support these policies through a strong organizational infrastructure dedicated to ensuring our compliance objectives are achieved, and reinforce our policies with messages directly from our leadership to set the proper tone at the top. Our senior leadership and business unit leaders also deliver periodic messages to subordinates in critical positions refreshing our commitment to compliance, and we provide training programs, delivered in settings around the globe by Marriott attorneys well-versed in the subject matter, targeting personnel in critical positions of responsibility.

Marriott does not operate or franchise lodging or timeshare properties in Syria, has not done so, and does not anticipate doing so in the future. We also have no employees based in or working out of Syria. Marriott’s engagement of the Nazha Group, an independent contractor, to act as our general sales representative in Lebanon, Syria and Iraq and our registration of 11 Marriott trademarks in Syria, is our only current or anticipated contact with Syria. As a general sales representative, the Nazha Group generates individual reservations and group business from within the region for Marriott hotels worldwide, and is paid a fee plus a bonus if specified room night targets are exceeded. To our knowledge the Nazha Group is not directly or indirectly controlled by the Syrian government.

Comment 2:

Please discuss the materiality of your contacts with Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of revenues, assets, and liabilities associated with Syria, for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response 2:

Marriott does not have, and has not during any of the three most recently completed fiscal years had, any assets or liabilities that are associated with Syria. In addition, while we do not directly track the revenue booked through the Nazha Group, based on the actual room nights booked and the estimated average room rate for those bookings, we estimate that the sales generated by the Nazha Group associated with Syrian residents staying in hotels outside of Syria were approximately $400,000 for the first three fiscal quarters of 2009, $550,000 for fiscal year 2008, $450,000 for fiscal year 2007, and $400,000 for fiscal year 2006. Because nearly all of our

Ms. Cecilia Blye, Chief

United States Securities and Exchange Commission

December 10, 2009

hotels are owned by third parties, and Marriott’s revenues for those hotels generally consist only of our management or franchise fees, as applicable, and cost reimbursements, rather than all hotel level revenues, we estimate that for each period these sales represented less than $200,000 of Marriott revenues and less than two one thousandths of one percent (0.002%) of our total revenues. As such, these revenues are not quantitatively material to Marriott, nor do we expect them to become material in the foreseeable future.

In light of the limited nature and size of our relationship with the Nazha Group, the absence of Marriott properties or employees in Syria or other operations involving Syria, and policies and practices that are designed to ensure our compliance with applicable laws, we do not believe that a reasonable investor would conclude that our arrangements or contacts involving Syria are material to making an investment decision in Marriott.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosure in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter answers your questions, but please contact the undersigned at (301) 380-7824 if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Ward R. Cooper

Ward R. Cooper
Vice President and Assistant General Counsel

Cc:	Pradip Bhaumik
Special Counsel, Office of Global Security Risk
By fax 202-772-9203